Preliminary Pricing Supplement No. J821
To the Underlying Supplement dated June 30, 2017,

Product Supplement No. JPM-I dated June 30, 2017,

Prospectus Supplement dated June 30, 2017 and

Prospectus dated June 30, 2017

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 March 13, 2018
Structured Investments	Credit Suisse $ Capped Knock-Out Notes due April 3, 2019 Linked to the Performance of the PHLX Semiconductor Sector IndexSM

•	The notes are designed for investors who seek a return at maturity linked to the performance of the PHLX Semiconductor Sector IndexSM up to a Maximum Return on the notes, which is expected to be 16.25% (to be determined on the Pricing Date). Investors should be willing to forgo interest and dividend payments and, if the Final Level is less than the Initial Level by more than the Knock-Out Buffer Amount, which is expected to be 20% (to be determined on the Pricing Date), be willing to lose up to 100% of their investment. If the Final Level is not less than the Initial Level by more than the Knock-Out Buffer Amount, at maturity investors will receive the principal amount of their notes and will have the opportunity to participate in the appreciation, if any, of the Underlying, subject to the Maximum Return. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	Senior unsecured obligations of Credit Suisse AG, acting through its London branch, maturing April 3, 2019.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The notes are expected to price on or about March 16, 2018 (the “Pricing Date”) and are expected to settle on or about March 21, 2018 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:	The notes are linked to the performance of the PHLX Semiconductor Sector IndexSM. For additional information about the Underlying, see “The Underlying” herein.
Payment at Maturity:	At maturity, you will receive a cash payment that will reflect the performance of the Underlying, as follows:
• If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount of notes will equal $1,000 plus the product of $1,000 and:
• if the Underlying Return is equal to or less than zero, zero;
• if the Underlying Return is greater than zero, the lesser of (a) the Maximum Return and (b) the Underlying Return.
• If a Knock-Out Event has occurred, your payment at maturity per $1,000 principal amount of notes will equal $1,000 plus the product of $1,000 and the Underlying Return. If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity.
Any payment on the notes is subject to our ability to pay our obligations as they become due.
Maximum Return:	Expected to be 16.25% (to be determined on the Pricing Date).
Knock-Out Event:	A Knock-Out Event occurs if the Final Level is less than the Initial Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	Expected to be 20% (to be determined on the Pricing Date).
Underlying Return:	Final Level – Initial Level Initial Level
Initial Level:	The closing level of the Underlying on the Pricing Date. In the event that the closing level of the Underlying is not available on the Pricing Date, the Initial Level will be the closing level of the Underlying on the immediately following trading day on which a closing level is available.
Final Level:	The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Valuation Dates:	March 25, 2019, March 26, 2019, March 27, 2019 and March 28, 2019 (each, a “Valuation Date,” and March 29, 2019, the “Final Valuation Date”), subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates” or if any Valuation Date is postponed because it is not a trading day.
Maturity Date:	April 3, 2019, subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates” or if the Final Valuation Date is postponed for any reason. If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22550WK22

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 4 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or any accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Discounts and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $990 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10 per $1,000 principal amount of the notes.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date will be between $970 and $990 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)), which is less than the Price to Public listed above. This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Pricing Date. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

J.P.Morgan

Placement Agent

March   , 2018

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the underlying supplement dated June 30, 2017, the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying Supplement dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006313/dp77765_424b2-undsupp.htm

•	Product Supplement No. JPM–I dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006320/dp77788_424b2-jpmi.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Hypothetical Payments at Maturity for Each $1,000 Principal Amount of Notes

The following table and examples illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Underlying, assuming a Maximum Return of 16.25% and a Knock-Out Buffer Amount of 20%. The actual Maximum Return and Knock-Out Buffer Amount will be determined on the Pricing Date. The hypothetical results set forth below are for illustrative purposes only. The actual payment at maturity applicable to a purchaser of the notes will be based on the Final Level and on whether a Knock-Out Event occurs. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Underlying Return	Return on the Notes	Payment at Maturity
100%	16.25%	$1,162.50
90%	16.25%	$1,162.50
80%	16.25%	$1,162.50
70%	16.25%	$1,162.50
60%	16.25%	$1,162.50
50%	16.25%	$1,162.50
40%	16.25%	$1,162.50
30%	16.25%	$1,162.50
20%	16.25%	$1,162.50
16.25%	16.25%	$1,162.50
10%	10%	$1,100
0%	0%	$1,000
-10%	0%	$1,000
-20%	0%	$1,000
-21%	-21%	$790
-30%	-30%	$700
-40%	-40%	$600
-50%	-50%	$500
-60%	-60%	$400
-70%	-70%	$300
-80%	-80%	$200
-90%	-90%	$100
-100%	-100%	$0

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity is calculated.

Example 1: The level of the Underlying increases by 60% from the Initial Level to the Final Level. Because the Final Level is greater than the Initial Level and the Underlying Return of 60% exceeds the Maximum Return of 16.25%, the investor receives a payment at maturity of $1,162.50 per $1,000 principal amount of notes, the maximum payment on the notes.

Example 2: The level of the Underlying increases by 5% from the Initial Level to the Final Level. Because the Final Level is greater than the Initial Level and the Underlying Return of 5% does not exceed the Maximum Return of 16.25%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount of notes, calculated as follows:

Payment at maturity	=	$1,000 + ($1,000 × Underlying Return)
	=	$1,000 + ($1,000 × 5%)
	=	$1,050

Example 3: The level of the Underlying decreases by 5% from the Initial Level to the Final Level. Because the Final Level has decreased from the Initial Level by 5%, a Knock-Out Event has not occurred and the Underlying Return of -5% is less than zero, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of notes, calculated as follows:

Payment at maturity	=	$1,000 + ($1,000 × 0)
	=	$1,000

Example 4: The level of the Underlying decreases by 60% from the Initial Level to the Final Level. Because the Final Level has decreased from the Initial Level by 60%, a Knock-Out Event has occurred and the investor receives a payment at maturity of $400 per $1,000 principal amount of notes, calculated as follows:

Payment at maturity	=	$1,000 + ($1,000 × Underlying Return)
	=	$1,000 + ($1,000 × -60%)
	=	$400

Selected Purchase Considerations

•	LIMITED APPRECIATION POTENTIAL — The notes provide the opportunity to receive a return at maturity up to the Maximum Return on the notes, which will be set on the Pricing Date and will not be less than 16.25%. Accordingly, the maximum amount payable at maturity for every $1,000 principal amount of notes is $1,000 plus $1,000 multiplied by the Maximum Return. Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to the Underlying. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your principal amount. You could lose up to $1,000 per $1,000 principal amount of notes. If a Knock-Out Event occurs, you will lose 1% of your principal for each 1% decline in the Final Level as compared to the Initial Level. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE NOTES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE NOTES DO NOT PAY INTEREST — We will not pay interest on the notes. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Payment at Maturity is based on the performance of the Underlying. Because the payment due at maturity may be less than the amount originally invested in the notes, the return on the notes (the effective yield to maturity) may be negative. Even if it is positive, the return payable on the notes may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN —If the Final Level is greater than the Initial Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Underlying, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the Pricing Date. Accordingly, the maximum amount payable at maturity for every $1,000 principal amount of notes is $1,000 plus $1,000 multiplied by the Maximum Return. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	THE AVERAGING CONVENTION USED TO CALCULATE THE FINAL LEVEL COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Underlying from the Pricing Date to the Final Valuation Date. Your ability to participate in the appreciation of the Underlying, if any, may be limited by the 5-day-end-of-term averaging used to calculate the Final Level, especially if there is a significant increase in the closing level of the Underlying on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Underlying, if any, between the Pricing Date and the Final Valuation Date.

•	THE PROBABILITY THAT THE FINAL LEVEL WILL BE LESS THAN THE INITIAL LEVEL BY MORE THAN THE KNOCK-OUT BUFFER AMOUNT WILL DEPEND ON THE VOLATILITY OF THE UNDERLYING — “Volatility” refers to the frequency and magnitude of changes in the level of the Underlying. The greater the expected volatility with respect to the Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the Final Level could be less than the Initial Level by more than the Knock-Out Buffer Amount, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the Underlying as of the Pricing Date. The volatility of the Underlying can change significantly over the term of the notes. The level of the Underlying could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlying and the potential to lose a significant amount of your principal at maturity.

•	THE STOCKS INCLUDED IN THE UNDERLYING ARE CONCENTRATED IN ONE PARTICULAR SECTOR — All of the stocks included in the Underlying are issued by companies in a single sector. As a result, the stocks that will determine the performance of the Underlying are concentrated in a single sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks included in the Underlying, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in a single sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in a broader range of sectors.

•	HEDGING AND TRADING ACTIVITY — We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in instruments related to the Underlying. We, any dealer or our or their respective affiliates may also trade in instruments related to the Underlying from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE notes — The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Pricing Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so, or you may have to sell them at a substantial loss.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Pricing Date may be less than the Price to Public.” Therefore, in addition to the level of the Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

•	the expected and actual volatility of the Underlying;

•	the time to maturity of the notes;

•	the dividend rate on the equity securities included in the Underlying;

•	interest and yield rates in the market generally;

•	investors’ expectations with respect to the rate of inflation;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlying or markets generally and which may affect the level of the Underlying; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYING — Your return on the notes will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying. The return on your investment is not the same as the total return based on the purchase of shares of the equity securities that comprise the Underlying.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

The Underlying

We have derived all information contained in this pricing supplement regarding the PHLX Semiconductor SectorSM Index (the “PHLX Index”), including, without limitation, information concerning its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such information. Such information reflects the policies of, and is subject to change by, Nasdaq OMX (“OMX”). The PHLX Index is calculated, maintained and published by OMX. OMX has no obligation to continue to publish, and may discontinue or suspend the publication of, the PHLX Index at any time. The PHLX Index is reported by Bloomberg L.P. under the ticker symbol “SOX.”

The PHLX Index is a modified capitalization-weighted index that is designed to track the performance of a set of companies that are engaged in the design, distribution, manufacture and sale of semiconductors. The level of the PHLX Index equals the aggregate value of the share weights for each of the securities included in the PHLX Index (the “Index Weights”) multiplied by each such security’s last sale price on its primary U.S. listing market and divided by the divisor of the PHLX Index (adjustments to the divisor are described below.) The divisor serves the purpose of scaling the level of the PHLX Index to a lower order of magnitude, which is more desirable for reporting purposes. The PHLX Index was initially calculated on December 1, 1993 at a base level of 100.00, as adjusted.

The level of the PHLX Index is calculated in accordance with the following formula:

Aggregate Adjusted Market Value
Divisor

The PHLX Index is a price return index, which is ordinarily calculated without regard to cash dividends on securities included in the PHLX Index, but does reflect extraordinary cash dividends.

Index Eligibility

Only specific types of securities are eligible for inclusion in the PHLX Index, including common stock, ordinary shares, american depository receipts, and shares of beneficial interest or limited partnership interests. Only one class of security is eligible for inclusion per issuer; if an issuer has multiple securities, the security with the largest market capitalization will be selected for possible inclusion. In addition, to be eligible for inclusion in the PHLX Index, a security must:

•	be listed on The Nasdaq Stock Market, the New York Stock Exchange or NYSE American;

•	be issued by a company whose primary business is involved in the design, distribution, manufacture and sale of semiconductors as classified under the Industry Classification Benchmark (ICB) code 9576 published by FTSE International Limited;

•	have a minimum market capitalization of at least $100 million;

•	have traded at least 1.5 million shares in each of the last six months;

•	have listed options on a recognized options market in the U.S. (or be eligible for listed-options trading on such a market);

•	be issued by a company that is not currently in bankruptcy proceedings;

•	be issued by a company that has not entered into a definitive agreement (or other arrangement) that would likely result in the security no longer being eligible for inclusion;

•	be issued by a company that has currently withdrawn an audit opinion from its annual financial statements; and

•	have “seasoned” on a recognized market for at least 3 months.

The securities included in the PHLX Index are evaluated annually in September, at which time the above eligibility criteria are applied using market data as of the end of July. Eligible securities that satisfy the criteria are then ranked by market capitalization. The top 30 securities ranked by market capitalization are included in the PHLX Index. Security additions and deletions are made effective after the close of trading on the third Friday in September.

Additionally, if, at any time other than during such annual review, a security included in the PHLX Index is determined to have become ineligible for continued inclusion in the PHLX Index, or at the end of January, April,

July or October does not have a last sale price of $3.00, such security will be replaced with the largest market capitalization security not currently included in the PHLX Index that satisfies the above eligibility criteria as well as the $3.00 last sale price. Ordinarily, a security will be removed from the PHLX Index at its last sale price. If, however, at the time of its removal a security is halted from trading on its primary U.S. listing market and an official closing price cannot readily be determined, then such security may, in OMX’s discretion, be removed at a zero price. The zero price will be applied to such security after the close of the market but prior to the time that the official closing level of the PHLX Index is disseminated.

Index Maintenance

Changes in the level of the PHLX Index and/or the Index Weights that are driven by corporate events, such as stock dividends, stock splits and certain spin-offs and rights issuances, are adjusted on the ex-date. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 10%, the change is made as soon as practicable. Otherwise, if the change in total shares outstanding is less than 10%, then all such changes are accumulated through the end of February, May, August and November and made effective at one time on a quarterly basis after the close of trading on the third Friday in March, June, September and December, respectively. The Index Weights are adjusted by the same percentage amount by which the total shares outstanding have changed.

A special cash dividend announced by the listing exchange will result in an adjustment to the last sale price of a security included in the PHLX Index prior to market open on the ex-date for the special amount distributed. A special dividend may also be referred to as extra, extraordinary, non-recurring, one-time, unusual, etc.

Ordinarily, whenever there is a change in Index Weights, a change in a security included in the PHLX Index or a change in the price of such a security due to spin-offs, rights issuances or special cash dividends as mentioned above, the divisor is adjusted to ensure that there is no discontinuity in the level of the PHLX Index that might otherwise be caused by any such change. All changes are announced in advance and are reflected in the PHLX Index prior to the opening of markets on the effective date.

Index Rebalancing

The PHLX Index employes a modified market capitalization weighting methodology. On a quarterly basis, the PHLX Index is rebalanced such that (1) the maximum weight of any security included in the PHLX Index does not exceed 8% and (2) no more than five securities are at that cap. The excess weight of any capped security is distributed proportionally across the remaining securities included in the PHLX Index. If, after redistribution, any of the five highest-ranked securities included in the PHLX Index are weighted below 8%, those securities are not capped. Next, any remaining securities included in the PHLX Index in excess of 4% are capped at 4% and the excess weight is redistributed proportionally across the remaining securities included in the PHLX Index. The process is repeated, if necessary, to derive the final weights.

The modified market capitalization weighting methodology is applied to the capitalization of each security included in the PHLX Index, using the last sale price of the security at the close of trading on the last trading day in February, May, August and November. Index Weights are then calculated by multiplying the weight of the security derived above by the new level of the PHLX Index and dividing the modified market capitalization for each security included in the PHLX Index by its corresponding last sale price. The changes become effective after trading on the third Friday in March, June, September and December.

OMX may, from time to time, exercise reasonable discretion as it deems appropriate in order to ensure the integrity of the PHLX Index.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the closing levels of the Underlying from January 2, 2013 through March 9, 2018. We obtained the historical information below from Bloomberg, without independent verification. The price source for determining the Final Level will be the Bloomberg page “SOX <Index>” or any successor page.

The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any of the Valuation Dates. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

For additional information about the Underlying, see “The Underlying” herein.

The closing level of the Underlying on March 9, 2018 was 1431.161.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes. In the opinion of our counsel, Davis Polk & Wardwell LLP, a note should be treated as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes. However, there is uncertainty regarding this treatment. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the Pricing Date.

Assuming this treatment of the notes is respected and subject to the discussion in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the notes, and the IRS or a court might not agree with the treatment described herein. In particular, the IRS could treat the notes as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized, could be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued in 2018 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the Pricing Date for the notes and it is possible that the notes will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the notes relate. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

Under the terms of distributor accession confirmations with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Pricing Date, purchasers who wish to transact in the notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Credit Suisse